Exhibit 99.1

Titan Medical Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

TORONTO--(BUSINESS WIRE)--December 30, 2021--Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company focused on the development and commercialization of an innovative single access robotic-assisted surgery system, today received notification from the Nasdaq Stock Market LLC Listing Qualifications Department that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) since the closing bid price for the company's common shares listed on Nasdaq was below US$1.00 for 30 consecutive business days. Nasdaq Rule 5550(a)(2) requires the shares to maintain a minimum bid price of US$1.00 per share, and Nasdaq Rule 5810(c)(3)(A) provides that failure to meet such a requirement exists when the bid price of the shares is below US$1.00 for a period of 30 consecutive business days.

These notifications do not impact the company’s listing on the Nasdaq Capital Market at this time. In accordance with Listing Rule 5810(c)(3)(A), the company has a period of 180 calendar days from the date of notification, being until June 28, 2022, to regain compliance with the minimum bid price requirement, during which time the shares will continue to trade on the Nasdaq Capital Market. If at any time before June 28, 2022, the bid price of the shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the company has achieved compliance with the minimum bid price requirement and will consider such deficiency matters closed.

The company is also listed on the Toronto Stock Exchange and the notification letter does not affect the company's compliance status with such listing.

The company intends to evaluate all available options to resolve the deficiency and regain compliance with Nasdaq Rule 5550(a)(2).

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company headquartered in Toronto, Ontario with product development and regulatory affairs activities at its facilities in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. Certain aspects of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s focus on the development and commercialization of its innovative surgical technologies for robotic single access surgery; the company’s intention to evaluate all available options to resolve the Nasdaq Rule 5550(a)(2) deficiency; the intention to initially pursue gynecologic surgical indications; the company’s focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties, and assumptions. Many factors could cause the company’s actual results, performance, or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020, as well as the assumptions discussed under the section titled “Development Plan” in the company’s MD&A for the three and nine months ended September 30, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com